Exhibit 4.14

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)
PO Box 24076, 4420 West Saanich Road
Victoria, British Columbia V8Z 7E7

Item 2.	Date of Material Change

November 28, 2018

Item 3.	News Release

A news release was disseminated on November 28, 2018 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced the resignation of Chris Wagner as Chief Executive Officer and the appointment of Avtar Dhillon as President.

Item 5.	Full Description of Material Change

Please see attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Avtar Dhillon
President and Executive Chairman
Telephone: 1.800.757.3536 ext.720

Item 9.	Date of Report

December 4, 2018

Schedule 'A'

Emerald Health Therapeutics Announces Executive Chairman Avtar Dhillon
Appointed as President; CEO Chris Wagner Steps Down

VICTORIA, British Columbia, Nov. 28, 2018 — Emerald Health Therapeutics, Inc. (“Emerald” or the “Company”) (TSXV:EMH; OTCQX:EMHTF) announced today that Dr. Avtar Dhillon, Executive Chairman, has been appointed President of Emerald and that Chris Wagner has stepped down as CEO.

“Emerald’s board of directors thanks Chris for his numerous contributions during this period of rapid growth and wishes him well in his future endeavours,” said Jim Heppell, a director of Emerald. “Emerald has now laid the groundwork for very rapid future growth. As Executive Chairman, Dr. Dhillon has been intimately involved in setting the Company’s strategy and overseeing its operations. Under his experienced stewardship, we expect Emerald to rapidly advance its differentiated business plan.”

Dr. Avtar Dhillon said, “Our plan is to build on the momentum of, and accelerate, our foray into the world cannabis arena and leverage our asset base to maximize our opportunities not only in Canada, but globally. Our goal is to be a preeminent player on the global stage, with science-backed innovative cannabinoid products. As such, we are finalizing our expansive relationship with the Factors Group, which, when complete, is expected to provide industrial-scale extraction, encapsulation, packaging, and distribution capability. We intend to feed this processing capability with supply from our Pure Sunfarms joint venture, our Quebec facility, and hemp to be obtained through our supply agreement.”

Dr. Dhillon is a life sciences entrepreneur with more than 35 years of experience. He is CEO of Emerald Health Sciences, a major shareholder of the Company, and serves as a board member and chairman of several life science companies. He is also Chairman of the Cannabis Canada Council. As a founder/co-founder of many life science companies, he has raised more than $1B in public and private financings. As President and CEO of Inovio Pharmaceuticals, Inc., Dr. Dhillon led a turnaround with multiple successful financings and licensing deals with Merck, Wyeth (now Pfizer) and Roche. Before joining Inovio, he was Vice President of MDS Capital Corp. (now Lumira Capital Corp.). Prior to his business career, Dr. Dhillon practiced family medicine. He has a BSc (Honours) in Human Physiology and an MD from the University of British Columbia.

Emerald would also like to announce the departure of Paul Dillman as Executive Vice President of Global Sales and Marketing of the Company, effective as of November 22, 2018. The board also thanks Mr. Dillman for his service.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. (TSXV: EMH; OTCQX: EMHTF; Frankfurt: TBD) is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is completing a sophisticated 1.1 million square feet greenhouse and its Agro-Biotech operation in Québec is completing a 75,000 square feet indoor facility. Commercial production is expanding in both facilities. Emerald has secured approximately 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022 with the goal of extracting low-cost cannabidiol (CBD). Emerald’s team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers. Emerald is part of the Emerald Health group, which is broadly focused on developing pharmaceutical, botanical, and nutraceutical products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer

(800) 757 3536 Ext. #5

Ray Lagace, Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production capacity of various facilities; expansion of facilities; increased commercial production; anticipated production costs; completion of the strategic relationship with Factors Group; implementation of future business plans; and receipt of hemp deliveries.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to settle final documentation; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.